Rec'd 3/1/02


02003737

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29116

3/5/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
MAR 01 2002
535

NAME OF BROKER-DEALER:
RESOURCE- REALTY INVESTMENT SECURITIES ENTERPRISES, INC.
dba RISE, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 BULLITT LANE, SUITE 200 B
(No. and Street)

LOUISVILLE (City) KENTUCKY (State) 40222 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY W. SMITH, CFP, RFP (502) 426-7795
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WELENKEN HIMMELFARB & CO CPAS
(Name — *if individual, state last, first, middle name*)

730 WEST MARKET STREET LOUISVILLE, KY 40202
(Address) (City) (State)

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/02

OATH OR AFFIRMATION

I, GREGORY W. SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RISE, INC., as of DECEMBER 31, 2001, 19___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

SUBSCRIBED AND SWORN BEFORE ME
THIS 26 DAY OF Feb., 2002

[Signature]
Notary Public
Commisson Expires
March 1, 2005

[Signature]
Signature

GREGORY W. SMITH, PRESIDENT
Title

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

NONE WERE FOUND

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RISE, INC.
TABLE OF CONTENTS
YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999


WELENKEN
HIMMELFARB
+CO
CPA

730 West Market Street
Louisville, KY 40202
Tel 502 585-3251
Fax 502 584-3048

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
of the Resource-Realty Investment Securities Enterprises, Inc.
dba Rise, Inc.
Louisville, Kentucky

We have audited the statements of financial condition of Resource-Realty Investment Securities Enterprises, Inc., dba Rise, Inc., as of December 31, 2001, 2000, and 1999 and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above represent fairly, in all material respects, the financial position of Rise, Inc., as of December 31, 2001, 2000, and 1999 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Welenken Himmelfarb & Co.

WELENKEN HIMMELFARB & CO.
Certified Public Accountants

Louisville, Kentucky
February 15, 2002

RISE, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001, 2000, AND 1999

ASSETS

	2001	2000	1999
CURRENT ASSETS			
Cash and cash equivalents	$ 150,848	$ 180,705	$ 227,336
Accounts receivable	59,074	97,090	67,558
Accrued interest receivable	129	151	151
Prepaid health insurance	436	535	739
Miscellaneous broker receivables	1,317	-	-
Prepaid federal income tax	1,000	8,370	-
Total Current Assets	212,804	286,851	295,784
OTHER ASSETS			
Equipment, less accumulated depreciation	479	13,202	14,124
Loan to broker	4,000	-	-
Investment in Nasdaq stock and warrants	19,600	19,600	-
	24,079	32,802	14,124
TOTAL ASSETS	$ 236,883	$ 319,653	$ 309,908

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000	1999
CURRENT LIABILITIES			
Accounts payable	$ 125,816	$ 109,137	$ 67,953
Accrued payroll taxes	10,680	16,206	17,939
Income tax payable	-	-	19,549
Current portion of note payable	-	8,190	8,190
Total Current Liabilities	136,496	133,533	113,631
LONG-TERM LIABILITIES			
Long-term portion of note payable	-	-	8,523
Total Long-Term Liabilities	-	-	8,523
STOCKHOLDER'S EQUITY			
Common stock	6,000	6,000	6,000
Paid in capital	100	100	100
Less: treasury stock, at cost	(118,414)	(43,414)	(43,414)
Retained earnings	212,701	223,434	225,068
	100,387	186,120	187,754
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 236,883	$ 319,653	$ 309,908

See accompanying Notes to Financial Statements.

RISE, INC.
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	2001	2000	1999
REVENUES			
Commissions earned, net	$ 690,366	$ 1,717,996	$1,445,513
Miscellaneous income	9,656	3,440	3,206
Total Revenue	700,022	1,721,436	1,448,719
EXPENSES			
Commissions paid out	496,394	1,509,409	1,163,729
Salaries and wages	114,794	118,887	103,141
Office expenses and telephone	9,553	10,965	10,035
Rent	12,000	12,000	6,000
Payroll taxes	9,239	10,493	8,703
Depreciation	2,379	13,130	11,384
Licenses and bonding	1,310	954	1,449
Other operating expenses	69,518	56,832	60,654
Total Expenses	715,187	1,732,670	1,365,095
INCOME (LOSS) FROM OPERATIONS	(15,165)	(11,234)	83,624
OTHER INCOME (EXPENSE)			
Interest income	5,085	9,600	6,124
Interest expense	(653)	-	(375)
	4,432	9,600	5,749
INCOME (LOSS) BEFORE INCOME TAXES	(10,733)	(1,634)	89,373
INCOME TAXES	-	-	(23,399)
NET INCOME (LOSS)	($ 10,733)	($ 1,634)	$ 65,974

See accompanying Notes to Financial Statements.

RISE, INC.
STATEMENTS OF CHANGES IN STOCKOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	Common Stock	Paid-In Capital	Treasury Stock, at Cost	Retained Earnings	Total Stockholder's Equity
BALANCE, DECEMBER 31, 1998	6,000	100	($ 43,414)	$159,094	$ 121,780
NET INCOME	-	-	-	65,974	65,974
BALANCE, DECEMBER 31, 1999	6,000	100	(43,414)	225,068	187,754
NET LOSS	-	-	-	(1,634)	(1,634)
BALANCE, DECEMBER 31, 2000	6,000	100	(43,414)	223,434	186,120
PURCHASE OF TREASURY STOCK	-	-	(75,000)	-	(75,000)
NET LOSS	-	-	-	(10,733)	(10,733)
BALANCE, DECEMBER 31, 2001	$ 6,000	$ 100	($118,414)	$212,701	$ 100,387

See accompanying Notes to Financial Statements.

RISE, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	($ 10,733)	($ 1,634)	$ 65,974
Adjustment to reconcile net income (loss) to net cash flow provided by (used in) operating activities			
Depreciation	2,379	13,130	11,384
Changes in operating assets and liabilities			
Accounts receivable	38,016	(29,532)	(30,759)
Accrued interest receivable	22	-	(25)
Other receivables and assets	2,152	(8,166)	(41)
Accounts payable and accrued expenses	11,153	39,451	23,764
Income taxes payable	-	(19,549)	12,603
Net cash provided by (used in) operating activities	42,989	(6,300)	82,900
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of equipment	-	(12,208)	(6,384)
Purchase of Nasdaq stock and warrants		(19,600)	-
Proceeds from sale of equipment	10,344	-	-
Net cash provided by (used in) investing activities	10,344	(31,808)	(6,384)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from note payable	-	-	-
Principal payments on note payable	(8,190)	(8,523)	(5,571)
Purchase of treasury stock	(75,000)	-	-
Net cash used in financing activities	(83,190)	(8,523)	(5,571)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(29,857)	(46,631)	70,945
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	180,705	227,336	156,391
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 150,848	$ 180,705	$ 227,336

Supplemental disclosures of cash flow information:
Cash paid during the period for:

	2001	2000	1999
Interest	$ 653	$ -	$ 375
Income taxes	-	19,549	10,796

See accompanying Notes to Financial Statements.

RISE, INC.
NOTES TO FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity – The Company operates as a broker dealer of investment securities

Basis of Accounting – The Company's policy is to prepare its financial statements on the accrual basis of accounting.

Equipment and Depreciation – Equipment is recorded at cost. Depreciation is calculated using accelerated methods that do not significantly differ from methods allowed by generally accepted accounting principles.

Accounts Payable – Accounts payable include amounts due to brokers for their share of commissions on security transactions. It is Company policy not to pay the broker until such time as payments are received by the Company.

Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires estimating some of the amounts reported. Actual amounts could differ from those estimates.

Income Taxes – There are no timing differences used by the Company which would result in the creation of a deferred tax account. Income for tax purposes is approximately the same as income reported for accounting purposes.

B. SALE OF SECURITIES

The Company has entered into an arrangement to sell securities through another broker-dealer. The arrangement included a provision for a deposit to be made by Rise, Inc. (the introducing broker-dealer) to the clearing broker-dealer in case of customer defaults on payments for securities. At December 31, 2001 and 2000, the deposit amounted to $50,000 and is included in cash and cash equivalents.

C. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is recorded.

D. NOTES PAYABLE

In 1998, the Company entered into a retail installment contract in order to purchase a company automobile. The total amount financed was $23,846. Monthly payments are $682.50. During the year ended December 31, 2001, the automobile was sold.

E. LIABILITIES SUBORDINATED TO GENERAL CREDITORS

On December 31, 2001, 2000, and 1999 there were no liabilities that were subordinated to general creditors.

F. COMMON STOCK AND TREASURY STOCK

The Company has 2,000 shares of no par common stock authorized, with a stated value of $3.00 per share. At December 31, 2001, there were 2,000 shares issued, 1,400 shares held in treasury, and 600 shares outstanding. At December 31, 2000 and 1999, there were 2,000 shares issued, 800 shares held in treasury, and 1,200 shares outstanding. Treasury stock is recorded using the cost method.

G. UNUSED OPERATING LOSS CARRYFORWARDS

The Company has available at December 31, 2001, unused operating loss carryforwards of approximately $12,000, which may provide future tax benefits.

H. CONCENTRATION OF CREDIT RISK ARISING FROM CASH DEPOSITS IN EXCESS OF INSURED LIMITS

At December 31, 2001, the Company had uninsured cash balances in a financial institution totaling $116. The cash balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

I. LITIGATION

The Company has been notified of two customer complaints by the National Association of Securities Dealers, Inc. (NASD). One complaint is NASD case number 00-04455, the other complaint has not been assigned a NASD number at this time. The customers are seeking damage amounts that are material to these financial statements, however, the Company believes these claims are without merit and is vigorously defending its position.

The Company is attempting to settle these claims through arbitration or mediation. Outside counsel for the Company has advised that at this stage in the proceedings he cannot offer an opinion as to the probable outcome.


WELENKEN
HIMMELFARB
+CO
CPA

730 West Market Street
Louisville, KY 40202
Tel 502 585-3251
Fax 502 584-3048

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors
of the Resource-Realty Investment Securities Enterprises, Inc.
dba Rise, Inc.
Louisville, Kentucky

We have examined the financial statements of Rise, Inc. for the years ended December 31, 2001, 2000, and 1999, and have issued our report thereon dated February 15, 2002. Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules of Net Capital and Aggregate Indebtedness is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to auditing procedures applied in the examination of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Welenken Himmelfarb & Co.

WELENKEN HIMMELFARB & CO.
Certified Public Accountants

Louisville, Kentucky
February 15, 2002

RISE, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (SEC)
AS OF DECEMBER 31, 2001

NET CAPITAL	
Total stockholder's equity	$ 100,387
Less unallowed assets:	
Cash NASD credit	(732)
Equipment-net of depreciation	(479)
Accrued interest receivable, prepaid expenses, and broker receivables	(6,882)
Investment in Nasdaq stock and warrants	(19,600)
NET CAPITAL	$ 72,694
AGGREGATE INDEBTNESS	
Accounts payable	$ 125,816
Accrued payroll taxes	10,680
TOTAL AGGREGATE INDEBTNESS	$ 136,496
Reconciliation with Company's Computation	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 76,552
Minus additional reclassifications	(3,858)
Net Capital – per above	$ 72,694


WELENKEN
HIMMELFARB
+CO
CPA

730 West Market Street
Louisville, KY 40202
Tel 502 585-3251
Fax 502 584-3048

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
of the Resource-Realty Investment Securities Enterprises, Inc.
dba Rise, Inc.
Louisville, Kentucky

We have examined the financial statements of Rise, Inc. for the years ended December 31, 2001, 2000, and 1999, and have issued our report thereon dated February 15, 2001. As a part of our examination, we have made a study and evaluation of the Company's system of internal accounting controls to the extent we considered necessary to evaluate the systems as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Rise, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) (1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with exempted provisions of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures referred to in the preceding paragraph can be expected to achieve the commission's above-mentioned objectives. The objectives of a reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations of any internal accounting control procedures or the practices referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the internal controls are adequate to accomplish these objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and NASD and should not be used for any other purpose.



WELENKEN HIMMELFARB & CO.
Certified Public Accountants

Louisville, Kentucky
February 15, 2002

RISE, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999